February 25, 2008

Mail Stop 3561

By U.S. Mail and facsimile to (310) 201-3023

Mr. Ronald D. Sugar
Chief Executive Officer
Northrop Grumman Corporation
1840 Century Park East
Los Angeles, California 90067

> **Re:** **Northrop Grumman Corporation**
> **Definitive 14A**
> **Filed April 12, 2007**
> **File No. 001-16411**

Dear Mr. Sugar:

We have reviewed your response letter dated January 4, 2008 to our comments of December 10, 2007. Without more detail, we cannot agree or disagree with your conclusion that you have an appropriate basis to omit the performance targets related to your supplemental goals for sector operating units. Since you are in possession of all of the facts related to your disclosure, we have decided that we have no basis to disagree with your decision to omit this information from your filing. As in all cases, we remind you that you are responsible for the adequacy and accuracy of the disclosure in your filings. We do not have any further comments on your filing.

Please contact me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney-Advisor